Exhibit 99.1

Share Repurchase Update

During the quarter ended September 30, 2024, Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988 (HKD Counter) and 89988 (RMB Counter), “we”) repurchased a total of 414 million ordinary shares (equivalent to 52 million ADSs) for a total of US$4.1 billion. These purchases were made in both the U.S. and Hong Kong markets under our share repurchase program.

As of September 30, 2024, we had 18,620 million ordinary shares (equivalent to 2,327 million ADSs) outstanding, a net decrease of 405 million ordinary shares compared to June 30, 2024, or a 2.1% net reduction in our outstanding shares after accounting for shares issued under our ESOP.

Historical repurchases and total shares outstanding are set forth in the table below:

	Three months ended
	Dec. 31, 2022	Mar. 31, 2023	Jun. 30, 2023	Sep. 30, 2023	Dec. 31, 2023	Mar. 31, 2024	Jun. 30, 2024	Sep. 30, 2024
Repurchase amount (US$Bn)	$3.3	$1.9	$3.1	$1.7	$2.9	$4.8	$5.8	$4.1
Shares repurchased (Mn ADSs)	45	22	36	19	37	65	77	52
Outstanding shares (Mn ADSs)	2,585	2,566	2,549	2,531	2,499	2,434	2,378	2,327

The remaining amount of Board authorization for our share repurchase program, which is effective through March 2027, was US$22.0 billion as of September 30, 2024.

October 2, 2024

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